FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of November 2003

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated November 25, 2003, announcing that the agreement between Countrywide Home Loans, Inc. and Registrant’s subsidiary, Spacenet Inc., has been renewed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Oren Most —————————————— Oren Most President and CEO

Dated: November 26, 2003

Nov 25, 2003

Countrywide Home Loans Extends Agreement For Broadband Training Network With Gilat’s Spacenet Subsidiary
Fortune 500 financial company extends pact with Spacenet for VSAT network at 500 sites

Petah Tikva, Israel, November 25, 2003 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced that Countrywide Home Loans, Inc., a national leader in residential finance, has renewed its agreement with Gilat’s US subsidiary, Spacenet Inc., for its 500-site nationwide satellite-based data network.

Countrywide Home Loans initially contracted with Spacenet in June 1999 for a satellite network to support Interactive Distance Learning (IDL) applications at its home mortgage offices around the country. Based on the consistently strong performance of the Gilat Skystar Advantage VSAT platform, Countrywide recently expanded the capacity of its Spacenet network to support multiple concurrent training sessions.

“Countrywide’s decision to extend its agreement with Spacenet was an easy choice for us,” said Al Tappe, executive vice president for Countrywide Home Loans’ Consumer Markets Division. “The application has been a tremendous asset to our organization. Spacenet’s customer support and service have been excellent. Their network applications have demonstrated Spacenet’s capability to accommodate our evolving business needs well into the future.”

“Spacenet’s number one priority is ensuring our customer’s business needs are served in a superior manner and that they enjoy a long and effective return on their investment,” said Spacenet Vice President of Sales and Marketing David Shiff. “Achieving this goal requires that we continue to advance our technology such that it can readily accommodate the evolving needs of the marketplace and that we deliver our service with superior responsiveness and support. Countrywide’s decision to extend their contract with us is a strong indication that customers value our attention and responsiveness to their needs.”

About Countrywide Home Loans, Inc.
Founded in 1969, Countrywide Financial Corporation (NYSE: CFC) is a member of the S&P 500, Fortune 500 and Forbes 500. Countrywide, through its subsidiaries, provides mortgage banking and diversified financial services in domestic and international markets. Mortgage banking businesses include loan production and servicing principally through Countrywide Home Loans, Inc., which originates, purchases, securitizes, sells, and services primarily prime-quality loans. The company is headquartered in Calabasas, California and has more than 30,000 employees with over 500 offices. For more information about the company, visit Countrywide’s web site at www.countrywide.com.

About Spacenet
Spacenet Inc. provides two-way satellite-based broadband networking solutions throughout North America under the Connexstar brand. Spacenet offers connectivity, provisioning, operations and maintenance services to enterprise and government customers, including some of the largest satellite-based networks in the world. Spacenet is based in McLean, Virginia, and is a wholly owned subsidiary of Gilat Satellite Networks, Ltd. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RSTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with nearly 400,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 70 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Gilat is a joint venture partner with SES GLOBAL, and Alcatel Space and SkyBridge LP, subsidiaries of Alcatel, in SATLYNX, a provider of two-way satellite broadband services in Europe. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Inquiries:
Tim Perrott
Tel: +1703-848-1515

Gilat Media Contact:
Barry Spielman,
Director Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com

Spacenet Media Contact
Fritz Stolzenbach
Director, Marketing
+17038481515
fritz.stolzenbach@spacenet.com